EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	Allegheny Generating Company
	2002	2001	2000	1999	1998
Earnings:
Net income	$18,599	$20,300	$21,880	$21,215	$22,753
Fixed charges (see below)	$12,265	12,479	13,493	13,261	13,987
Income taxes	7,525	10,203	7,514	10,212	11,006

Total Earnings (as defined)	$38,389	$42,982	$42,887	$44,688	$47,746

Fixed Charges:
Interest expensed and capitalized	$12,264	$12,479	$13,493	$13,261	$13,987
Estimated interest component of rental expense	—	—	—	—	—

Total Fixed Charges (as defined)	$12,264	$12,479	$13,493	$13,261	$13,987

Ratio of Earnings to Fixed Charges	3.13	3.44	3.18	3.37	3.41